UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-37827

TRITON INTERNATIONAL LIMITED

(Exact name of registrant as specified in its charter)

Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Consummation of the Offering of 5.150% Senior Notes

On January 21, 2026, Triton Container International Limited (“TCIL”) and TAL International Container Corporation (“TALICC”), as co-issuers (the “Issuers”) and wholly-owned subsidiaries of Triton International Limited (the “Company”), completed the sale and issuance of $600,000,000 aggregate principal amount of 5.150% Senior Notes due 2033 (the “Notes”) pursuant to an Underwriting Agreement dated January 13, 2026 (the “Underwriting Agreement”) entered into among the Issuers, the Company and BofA Securities, Inc., MUFG Securities Americas Inc., SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters listed in Schedule A thereto.

The Notes were issued pursuant to an Indenture, dated as of January 21, 2026 (the “Base Indenture”), among the Issuers, the Company and Wilmington Trust, National Association, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture, dated as of January 21, 2026, among the Issuers, the Company and the Trustee (the “Supplemental Indenture” and the Base Indenture, as so amended and supplemented by the Supplemental Indenture, the “Indenture”). The obligations of the Issuers under the Notes and the Indenture are fully and unconditionally guaranteed by the Company.

The offering of the Notes was made pursuant to a shelf registration statement on Form F-3 initially filed with the Securities and Exchange Commission under the Securities Act of 1933 on November 14, 2025 (File No. 333-291561) (the “Registration Statement”), the base prospectus contained therein (the “Base Prospectus”) and the prospectus supplement dated January 13, 2026 (the “Prospectus Supplement”). The descriptions of the terms of the Notes under the headings “Description of Debt Securities of TCIL and TALICC” in the Base Prospectus and “Description of Notes” in the Prospectus Supplement are incorporated by reference herein. Such descriptions of the terms of the Notes are not complete and are qualified in their entirety by reference to the complete text of the Base Indenture and Supplemental Indenture, which are filed as Exhibits 4.1 and 4.2 hereto, respectively.

Incorporation By Reference

In connection with the offering, the Company is filing this Report on Form 6-K (the “Report”) to incorporate by reference the following exhibits to the Registration Statement: (i) the Underwriting Agreement (Exhibit 1.1 to this Report), (ii) the Base Indenture (Exhibit 4.1 to this Report), (iii) the Supplemental Indenture (Exhibit 4.2 to this Report), (iv) the form of Note (Exhibit 4.3 to this Report), (v) the opinion of Mayer Brown LLP, as counsel to the Company and the Issuers, regarding the authorization (on behalf of TALICC) and validity and enforceability of the Notes and their related consent (Exhibits 5.1 and 23.1 to this Report) and (vi) the opinion of Appleby (Bermuda) Limited, as counsel to the Company and TCIL, regarding the due authorization (with respect to TCIL and the Company) of the Notes and the guaranty issued by the Company and their related consent (Exhibits 5.2 and 23.2 to this Report).

Exhibit Index

Exhibit No.	Description of Exhibit

1.1	Underwriting Agreement, dated January 13, 2026, between and among Triton Container International Limited and TAL International Container Corporation, as co-issuers, Triton International Limited and BofA Securities, Inc., MUFG Securities Americas Inc., SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters listed in Schedule A thereto.

4.1	Indenture, dated as of January 21, 2026, between and among Triton Container International Limited and TAL International Container Corporation, as co-issuers, Triton International Limited, as guarantor, and Wilmington Trust, National Association, as trustee.

4.2	First Supplemental Indenture, dated as of January 21, 2026, between and among Triton Container International Limited and TAL International Container Corporation, as co-issuers, Triton International Limited, as guarantor, and Wilmington Trust, National Association, as trustee.

4.3	Form of Global Note evidencing the 5.150% Senior Notes due 2033 (included in Exhibit 4.2).

5.1	Opinion of Mayer Brown LLP.

5.2	Opinion of Appleby (Bermuda) Limited.

23.1	Consent of Mayer Brown LLP (included in Exhibit 5.1).

23.2	Consent of Appleby (Bermuda) Limited (included in Exhibit 5.2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRITON INTERNATIONAL LIMITED

Date: January 21, 2026	By:	/s/ Lily Colahan
Name: Lily Colahan
Title: Vice President, General Counsel and Secretary